NINE WEST GROUP INC.


                                               FOR IMMEDIATE RELEASE
                                               For further information contact:

                                               Robert C. Galvin
                                               Executive Vice President
                                               and Chief Financial Officer
                                               Nine West Group Inc.
                                               (203) 328-4373


                NINE WEST GROUP INC. ANNOUNCES PRIVATE OFFERING

STAMFORD, CONNECTICUT, June 20, 1997 - Nine West Group Inc. (NYSE: NIN) announced today that it intends to make a private offering of $175.0 million of Senior Notes due 2005 and $150.0 million of Senior Subordinated Notes due 2007. Proceeds from the offering will be used to repay a portion of the Company's bank indebtedness.

The Senior Notes and Senior Subordinated Notes to be placed by Nine West have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements.

Nine West Group Inc. is a leading designer, developer and marketer of quality, fashionable women's footwear and accessories. Its nationally recognized brands are marketed in the "bridge" to "moderate" price ranges and include the flagship Nine West label, Amalfi, Bandolino, Calico, cK/Calvin Klein Shoes and Bags (under license), Easy Spirit, Enzo Angiolini, Evan Picone (under license), 9 & Co., Pappagallo, Pied a Terre, Selby, Westies and The Shoe Studio Group Limited brands. Nine West Group's products are sold to more than 7,000 department, specialty and independent retail stores and through 1,021 of its own domestic retail stores and 218 international retail locations.

                                  _____________


This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Senior Notes or Senior Subordinated Notes referenced above in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.






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